SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 1)*

SUPERIOR ENERGY SERVICES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

868157108

(CUSIP Number)

David D. Dunlap

President and Chief Executive Officer

Superior Energy Services, Inc.

1001 Louisiana Street, Suite 2900

Houston, Texas 77002

(713) 654-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868157108		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) LJH, Ltd. EIN: 75-1492932

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,820,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 23,820,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,820,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.21%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 868157108	13D

Item 1.   Security and Issuer.

The equity securities acquired by the Reporting Person (as defined below in Item 2) are shares of Common Stock, $0.001 par value (“Common Stock”), of Superior Energy Services, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 1001 Louisiana Street, Suite 2900, Houston, Texas 77002.

Item 2.   Identity and Background.

The entity filing this statement is LJH, Ltd., a Texas limited partnership (the “Reporting Person”).  The Reporting Person is a holding company whose principal executive office is located at 377 Neva Lane, Denison, Texas 75020.

The general partner of the Reporting Person is DLH Management, L.L.C., a Texas limited liability company (the “General Partner”), having the same principal executive office as the Reporting Person.  The members and officers of the General Partner are as listed below.

Name	Position with General Partner

Lacy J. Harber	President, Manager and Member
Dorothy L. Harber	Vice President, Manager and Member
James M. Harber	Vice President

No member, manager or officer of the General Partner of the Reporting Person beneficially owns any Common Stock.

Neither the Reporting Person nor any person listed in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

All of the officers, managers and members listed in this Item 2 are citizens of the United States of America.

Item 3.   Source or Amount of Funds or Other Consideration.

As previously reported on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 11, 2019, from September 26, 2019 to October 7, 2019, the Reporting Person acquired 20,000,000 shares of the Common Stock of the Issuer (12.77% of the issued and outstanding Common Stock of Issuer as reported in its most recent quarterly filing with the SEC) using personal funds.  On October 16 and October 17, 2019, the Reporting Person acquired an additional 3,820,000 shares of Common Stock of Issuer (2.44% of the issued and outstanding Common Stock of Issuer) in market transactions, as disclosed in Item 5. Interest in Securities of Issuers below, using personal funds.

CUSIP No. 868157108	13D

Item 4.   Purpose of Transaction.

The shares of Common Stock acquired by the Reporting Person have been acquired solely for investment purposes.  The Reporting Person has no current plans or proposals to (i) effect an extraordinary transaction with respect to the Issuer or any of its subsidiaries (whether by merger, reorganization or liquidation), (ii) to cause the sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iii) cause any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer; (iv) cause any material change in the present capitalization or dividend policy of the Issuer, (v) cause any change in the Issuer’s business or corporate structure, (vi) cause the Common Stock to cease trading on the OTC Markets (on which the Common Stock is currently traded) or any other national security exchange or terminate the registration of any class of equity securities of the Issuer, (vii) effect any change in the charter or bylaws of the Issuer or impede the acquisition of control of the Issuer by any person, or (viii) cause any action to occur similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

As of the date of this filing, the Reporting Person owns 23,820,000 shares of the Common Stock (the “Held Common Stock”), which constitutes 15.21% of the total issued and outstanding Common Stock of the Issuer.  The Reporting Person possesses the sole power to vote or to direct the vote of all such Held Common Stock and to direct the disposition of such Held Common Stock.

As previously reported, the Reporting Person acquired 20,000,000 shares of the Held Common Stock in market transactions from September 26, 2019 to October 7, 2019.  In market transaction which settled on October 16 and October 17, 2019, the Reporting Person acquired an additional 3,820,000 shares of the Held Common Stock as follows:

Settlement Date	Quantity	Price (per share)
10/16/19	1,830,000	$0.4092
10/16/19	1,415,372	$0.4017
10/16/19	170,000	$0.3820
10/17/19	265,000	$0.4650
10/17/19	55,000	$0.4323
10/17/19	84,628	$0.4299

CUSIP No. 868157108	13D

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any such securities, finder’s fees, joint ventures, loan, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

None

CUSIP No. 868157108	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LJH, Ltd.

By:	DLH Management, L.L.C.
its General Partner

	By:	/s/ James M. Harber
James M. Harber
Vice President

Dated:  October 18, 2019